UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Extraordinary general meeting of shareholders

On November 21, 2025, the previously announced Reconvened Extraordinary General Meeting of Shareholders (the “Reconvened EGM”) of Micropolis Holding Company (the “Company”) that was scheduled to be held at 5:00p.m. Dubai time on November 21, 2025 has been postponed, due to technical issue with the Reconvened EGM’s virtual meeting link.

A separate notice will be issued by the Company in due course with the new date and the new virtual meeting link to be used for the postponed Reconvened EGM. Shareholders are advised that there is no change to the proposals of the Reconvened EGM, and any votes previously cast in relation to the proposals of the Reconvened EGM will apply and be put forward at the postponed Reconvened EGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: November 21, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

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